EXHIBIT 99.4

APWC
C/O Computershare Investor Services
525 Washington Blvd. MS 4694
Jersey City, NJ 07310

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 5:00 PM New York time on Wednesday, August 28, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 5:00 PM New York time on Wednesday, August 28, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 0000000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

02 0000000000

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 Yuan Chun Tang 02 Michael C. Lee 03 Andy C.C. Cheng 04 David Sun 05 Lambert L. Ding
06 Alex Chen 07 Fang Hsiung Cheng 08 Anson Chan 09 Yichin Lee

The Board of Directors recommends you vote FOR proposals 2., 3., 4. and 5.

	For	Against	Abstain
2. Approval of the Minutes of the Prior Meeting.	☐	☐	☐
3. Approval of Total Number of Directorships	☐	☐	☐
4. Approval of the Compensation of Directors.	☐	☐	☐
5. Ratification of the appointment of PricewaterhouseCoopers Taiwan as the Company's Independent Auditors for the Current Fiscal Year and Authorization of the Board of Directors Acting through its Audit Committee to Determine Remuneration of the Independent Auditors for the Current Fiscal Year.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name or names appear on your share certificates or on the books and records of the Company. For joint accounts, each owner should sign. When signing as executor, administrator, attorney, trustee, guardian or in some other fiduciary capacity, please give your full title.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000427402_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is available at www.proxyvote.com .

THIS PROXY IS BEING SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the "Company"), hereby appoints Mr. Ivan Hsia and Mr. Ken Goertzen, or the designees of either of them, and each of them individually and acting singly, as Proxies to represent and vote all of the Company's Common Shares held of record by the undersigned, each with full power of substitution, at the Annual General Meeting of Shareholders of the Company, to be held at the offices of Fox Horan & Camerini LLP, 885 Third Avenue, Suite 1700 New York, NY 10022 on August 30, 2019 at 9:00 a.m. (New York time) / 9:00 p.m. (Taipei time) , and at any adjournment or postponement thereof.

YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND TIMELY RETURN THIS CARD, YOU TIMELY VOTE BY ELECTRONIC OR TELEPHONIC MEANS AS EXPLAINED BELOW OR YOU ATTEND THE MEETING AND VOTE IN PERSON.

0000427402_2 R1.0.1.18

Continued and to be signed on reverse side